UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 ____________________

FORM 6-K

  ____________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 000-22113

Euro Tech Holdings Company Limited
(Translation of Registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Appointment of Director

On December 9, 2024, the Board of Directors of Euro Tech Holdings Company Limited appointed Yi Sun as an independent director and a member of the audit committee.

Currently, Mr. Sun serves as the Head of Accounting, Taxation and Personnel Department at Kanematsu (China) Co., Ltd (Trading) and Kanekoh Electronics (Shanghai) Co., Ltd. (Manufacturing), both of which are wholly owned subsidiaries of a Japanese company listed on Tokyo Stock Exchange. From 1997 to 2000, Mr. Sun served as the Head of Accounting and Labor Division at Devanlay Garment (Shanghai) Co., Ltd.. Mr. Sun holds a diploma in accounting profession from Shanghai LiXin University of Accounting and Finance. Mr. Sun is a Senior International Financial Manager as awarded by China Association of Chief Financial Officers and the International Financial Management Association and a Certified Senior Accountant as awarded by Shanghai Municipal Finance Bureau, Human Resources and Social Security Bureau.

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SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

December 9, 2024	By:	/s/ Jerry Wong
Jerry Wong
Chief Financial Officer

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